Andy Halford BA FCA
Chief Financial Officer

13 April 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, D.C. 20549-3561

Attention: Larry Spirgel

Assistant Director

Re:	Vodafone Group Public Limited Company
Form 20-F for the fiscal year ended March 31, 2006
Filed June 14, 2006
File No. 001-10086

Dear Mr. Spirgel

We have received your comment letter of 29 March 2007 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”).

Form 20-F for the year ended March 31, 2006

Note 2 – Significant Accounting Policies, page 75

Revenue Recognition, page 76

1. Tell us in more detail about the nature of the incentives provided to customers on signing a new contract or as part of a promotional offering. Tell us what you mean by “one-off incentives”.

Vodafone Group Plc

Vodafone House

The Connection, Newbury, Berkshire, RG14 2FN, England

Telephone:  +44 (0) 1635 685 459     Facsimile:   +44 (0) 1635 35237

E-mail:  andy.halford@vodafone.com   Web:   www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN          Registered in England No. 1833679

Response

Incentives are provided to customers in various forms and are usually offered on signing a new contract or as part of a promotional offering. These incentives can be categorised into two main types which are described in further detail below.

1.               Discounted monthly fees:

From time to time, the Group offers discounted monthly fees (in some cases free) for new contract customers, or for contract customers that are renewing contracts, for one or more months during the contract period. The months to which the discount applies vary by market and promotional offer and the terms vary from market to market and offer to offer. Examples of this type of promotion offered in the last 12 months are set out below.

(i)	Our UK subsidiary offered half price monthly fee during the first six months when a customer signed up to an 18 month contract.

(ii)

Our Romanian subsidiary offered a promotion of half price monthly fees during the first three months of every subscription year for the duration of the contract, including renewals, when customers entered into a 24 month contract on certain tariffs.

The Group accounts for these discounts as a reduction of the overall consideration received as part of the contract and, to the extent the other criteria for revenue recognition are met (collection is probable, delivery has occurred), the discount is spread over the full contractual term in line with the Group’s obligations to provide services over the contractual term.

2.               Free products or services:

As an incentive for signing up to certain tariffs, the Group may offer free products or services to customers. Examples of this type of promotion are set out below.

(i)	Our German subsidiary offered 150 text messages per month when a customer signed up to a 24 month contract entered into online. This only applied to certain tariffs.

(ii)

Our Czech subsidiary offered a promotion allowing customers signing up to specified tariffs to receive 200 free text messages or 40 free voice minutes for each of the first three months of the contract.

(iii)

On specified tariffs, our Irish subsidiary offered free calls for its customers to all Vodafone Ireland mobile numbers for the duration of the contract. Vodafone Ireland also offered free texts or free weekend voice minutes, both to other Vodafone Ireland mobile numbers, if a prepay customer purchased at least €20 of credit at one time every 30 days.

When free products and services are offered as part of a revenue transaction, the Group accounts for these as separate deliverables in a multiple element revenue arrangement and allocates revenue in accordance with IAS 18 paragraph 13 and EITF 00-21 (see our response below to Staff Comment 2).

In addition, the Group offers discounted or free handsets together with certain prepaid and post paid tariffs as part of a multiple element arrangement in order to encourage customers to join or stay with Vodafone. The level of discount offered is generally dependent on the commitment the customer makes to Vodafone or, in the case of existing customers, the length and quality of the existing relationship. For example, customers entering into or renewing a high value 24 month contract will generally receive a larger discount than customers choosing an option without a minimum contractual commitment. The accounting for any resulting loss on the sale of the handset is discussed in our response to Staff Comment 2.

2. Addressing the relevant accounting literature under both IFRS and US GAAP, tell us how you account for the sale of the handset in a multiple element arrangement. From the disclosure on page 77, it is unclear to us whether you defer the loss on the sale of the handset in line with the Group’s performance obligation related to these incentives.

Response

As discussed in response to Staff Comment 1, the Group may offer discounted or free handsets together with certain prepaid and post paid tariffs as part of a multiple element arrangement in order to encourage customers to join or stay with Vodafone.

Under IFRS, the Group applies IAS 18 to the sale of handsets in these multiple element arrangements. The principle in IAS 18 paragraph 13 is that the revenue recognition criteria should be applied to “separately identifiable components of a single transaction in order to reflect the substance of the transaction”. This is consistent with the US GAAP principles in EITF 00-21 paragraph 7.

In applying the principle in IAS 18, we look to EITF 00-21 for additional guidance. Under IFRS and US GAAP, the Group considers the handset to be a separate unit of accounting as the three criteria in EITF 00-21 paragraph 9 are all met.

When applying the relative fair value model described in EITF 00-21 paragraph 12, we allocate the total consideration in the arrangement on a relative fair value basis. However, the receipt of the consideration for the telecommunications services is contingent upon the Group continuing to provide future services. Therefore, in accordance with EITF 00-21 paragraph 14, the amount that can be allocated to the handset is limited to the amount actually paid by the customer for the handset and any upfront connection fee. As a consequence, the amount of the revenue attributable to the sale of the handset is often below the cost of the handset and results in a loss.

The loss on sale is recognised at the time that the sale of the handset is recognised, being the difference between the revenue and the costs of sale recognised. The loss on sale is not deferred.

We have considered whether it would be appropriate to defer the recognition of the loss. However, to the extent that the loss could be regarded as some form of customer acquisition cost, our policy is to recognise such costs as they are incurred. This is consistent with the treatment of other customer acquisition and retention costs which we expense as incurred.

We also note the speech by Mr. Russell P. Hodge (Professional Accounting Fellow, Office of the Chief Accountant) at the 2003 31st AICPA National Conference on Current SEC Developments in which Mr. Hodge noted that the application of EITF 00-21 to fact patterns similar to ours could generate a loss and discussed whether or not GAAP literature permitted or required such an accounting loss to be deferred. Since Mr. Hodge concluded that the existing literature was not conclusive and we are not aware of any subsequent additional guidance, we have continued to recognise the loss when incurred.

Inventory, page 77

3. Tell us whether you believe that the sale of the handset is an integral part of your business, and therefore held as inventory. If held as inventory, tell us how you considered paragraph 9 of IAS 2 that requires inventories to be measured at the lower of cost or net realizable value. Unless it is concluded, after carefully analysis and considering the market condition and competitor price, that it is probable that an entity has the current ability to sell the handset at above cost, it is not clear to us why it would be appropriate to postpone the recognition of loss until the activation of the handset.

Response

The primary activity of the Group is the provision of mobile telecommunication services. The Group sells handsets both on a standalone basis and as part of multiple element arrangements that include sale of both the handsets and other telecommunication services. Sale of handsets is therefore an integral part of the Group’s business and these handsets are held as inventory.

Discounts on handsets sold as part of a multiple element arrangement are generally higher for higher value tariffs or longer contractual commitments. As discussed in response to Staff Comment 2, the revenue allocated to the handset in these multiple element transactions is generally limited to the amount that is not dependant on the provision of future telecommunications services. Accordingly, some of these arrangements result in a loss on sale of the handset.

The Group believes losses on the sale of handsets in multiple elements arrangements are not indicative of a general impairment of inventory values. This is on the basis of the following:

(i)                                     IAS 2 paragraph 31 provides further guidance on the application of net realisable value and states that estimates of net realisable value also consider the purpose for which inventory is held. The Group’s sale of handsets at a discount in a multiple element arrangement is part of a customer acquisition and retention strategy that promotes the sale and usage of the Group’s telecommunications services.

(ii)                                  The Group is not committed to selling handsets at a loss.

(iii)                               Handsets in certain markets are generally sold above cost and in the prepaid segment, where there is no minimum contractual commitment, handsets can often be sold at only a small or no loss.

(iv)                              Revenue from the Group’s telecommunications services is expected to recover handset costs over the contract periods, and the level of profitability of these propositions has confirmed these expectations.

(v)                                 This is consistent with the principle in IAS 2 paragraph 32 that the inventories should not be written down below cost if they will be included in a finished product that is ultimately expected to be sold at or above cost. Impairment of handset inventory held for the purpose of fulfilling these contracts is not considered to be appropriate.

(vi)                              The Group’s accounting is consistent with the treatment by the other major network operators in Europe.

Handsets are also sold on a standalone basis above cost to customers who do not want to commit to a longer term relationship with the Group and to customers replacing lost, stolen or damaged handsets. Where a particular handset model becomes obsolete or where there is excess inventory that results in the Group no longer being able to achieve a standalone selling price in excess of the carrying value, then the Group writes down inventories to net realisable value in accordance with IAS 2 paragraph 9.

Post Employee Benefits, page 77 (page 106)

4. We note that you refer to the assistance of independent actuaries. While you are not required to make reference to a third party specialist, when you do you should also disclose the name of the expert and include the consents of the expert. Revise to comply with this comment in future filings.

Response

We will comply with this comment in future filings.

Note 38 – US GAAP information, page 123

b. Connection revenues and costs

5. Tell us and disclose your accounting policy under IFRS prior to 1 October 2003.

Response

As discussed in response to Staff Comment 6, 1 October 2003 is the date the Group adopted EITF 00-21. This date is not relevant to our IFRS accounting policy for connection revenue and costs.

The Group did not apply IFRS in periods ending prior to 1 April 2004 as the Group reported under UK GAAP at that time. However, in accordance with IFRS 1 paragraph 7, the Group applied the same accounting policy in its IFRS opening balance sheet at 1 April 2004 and throughout all periods presented in its first IFRS financial statements. On conversion to IFRS from UK GAAP, no GAAP difference was identified in respect of connection revenue and costs.

Our IFRS accounting policy for connection revenue is disclosed in the Group’s Annual Report on Form 20-F for the year ended 31 March 2006 on page 76 beginning in the third paragraph, second sentence under the heading “Revenue”. The relevant part of the paragraph is set out below.

“Customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer. Any customer connection not recognised together with related equipment revenue is deferred and recognised over the period in which services are expected to be provided to the customer.”

6. Refer to the reconciling item “connection revenue and costs” in the net loss reconciliation from IFRS to US GAAP and explain why there is a decrease in the net loss from IFRS to US GAAP.

Response

In transactions entered into prior to 1 October 2003, for the purposes of US GAAP, the Group applied the requirements of SAB 101 in accounting for revenues. Connection revenues, and the related costs, were recognised over the period that a customer was expected to remain connected to a network. In two geographical markets in which the Group operated, connection revenue exceeded related costs, resulting in the deferred revenue being higher than deferred costs.

As the Group applied EITF 00-21 prospectively (see below), the unwinding of the respective deferrals in subsequent periods therefore results in profit being recognised in the US GAAP statement of operations. As the profit under IFRS had already been recognised at the time of the original transaction, there is no similar profit in the IFRS accounts during the same period. Accordingly, the US GAAP profit has been reflected as a reduction of net loss in the reconciliation of net loss from IFRS to US GAAP to arrive at the final US GAAP net loss.

7. In connection with your change in accounting policy subsequent to September 30, 2003, tell us your basis under US GAAP for continuing to recognize revenue and costs related to the deferred revenue and deferred charges balances at September 30, 2003 over the remaining customer expectancy life. Tell us why you did not account for this change in your accounting policy as a change from a general accepted accounting principle to another accepted accounting principle recognizing the impact as a cumulative effect in change in accounting principle.

Response

In determining the appropriate method to adopt EITF 00-21, the Group considered the transition guidance in paragraph 19 of EITF
00-21. The transition guidance in paragraph 19 offered two alternate transitions methodologies:

(i)	a company may apply the guidance to new revenue arrangements entered into after adoption of the consensus, or

(ii)	a company may elect to report the adoption of EITF 00-21 as a cumulative effect of change in accounting principle in accordance with APB Opinion 20 and SFAS 3.

The Group chose not to apply alternative treatment (ii) and adopted the consensus, on a prospective basis, to transactions occurring subsequent to 30 September 2003.

For transactions prior 1 October 2003, the Group continues to apply the accounting policy which was in place at the time of adoption of EITF 00-21. Under this policy, the balances of deferred revenue and costs at 1 October 2003 continue to be recognised over the expected remaining customer life.

* * *

We are available to discuss any of the foregoing with you at your convenience.

As requested, Vodafone acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Vodafone may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ pp Paul Stephenson

Andy Halford

Chief Financial Officer

cc:                                 Robert Littlepage, US Securities and Exchange Commission
Ivette Leon, US Securities and Exchange Commission
Joe Cascarano, US Securities and Exchange Commission
Vince Niblett, Deloitte & Touche LLP
Hadleigh Shekle, Deloitte & Touche LLP
Kathryn A. Campbell, Sullivan & Cromwell LLP
Paul Stephenson, Vodafone Group Plc